SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 22, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 22, 2013, entitled “Syneron Reports First Quarter 2013 Results.”

The GAAP financial statement tables included in the press release (pages 7-9 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: May 22, 2013

Syneron Reports First Quarter 2013 Results

Total Revenue of $61.2 Million; Non-GAAP EPS of $0.02

Appoints Amit Meridor to President and David Schlachet Chairman of the Board

Yokneam, Israel, May 22, 2013 –Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced financial results for the three month period ended March 31, 2013.

First Quarter 2013 Year-Over-Year Financial Highlights Include:

•	Total revenue of $61.2 million, down 2%
•	North America revenue of $21.9 million, up 2%
•	International revenue of $39.3 million, down 5%
•	EBU1 segment revenue of $7.4 million, up 21%
•	Non-GAAP gross margin of 54.9%, up from 53.5%
•	PAD2 segment non-GAAP operating margin of 5.3%, down from 8.1%
•	Non-GAAP EPS of $0.02
•	Cash and investments portfolio of $124.2 million at March 31, 2013

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron, commented, “In the PAD segment, revenue was down 5%, while in the EBU segment we achieved another quarter of record revenue. Although the basic demand for our products and technologies on a global basis remains strong, we have some areas in which we are implementing new strategies to drive growth and profitability. On the revenue side, we saw moderate PAD segment growth in all geographies except for EMEA and Japan, which were impacted by macroeconomic conditions. There continues to be strong interest in our recently launched products, including at several major industry conferences during the quarter. We remain on track with our UltraShape U.S. clinical trial and recently introduced several enhancements to our body shaping product portfolio. We have begun making strategic additions to our U.S. sales team to target the gradually recovering economy, including the non-core market, along with selective resource reallocations within our global team to focus on high demand geographies. This will support operating margin expansion as we grow revenue and further optimize our operating infrastructure.”

“In the EBU, we are pleased with the U.S. launch of the mē home-use hair removal system in the first quarter. We are encouraged by the positive reception in the first weeks since the launch, including a very successful QVC launch on their TSV (“Today’s Special Value”) event in the last week of April and another successful TSV event for our latest Pearl teeth whitening system. We are balancing the positive EBU sales trends with its ongoing cost control efforts aimed at narrowing segment losses. We improved segment operating margin, keeping us on track to achieve our goal to reach breakeven operating results by the end of 2013.”

Revenue: First quarter 2013 revenue was $61.2 million, compared to $62.7 million in the first quarter 2012. The decrease was the result of lower PAD segment revenue in EMEA and Japan, partially offset by moderate revenue growth in all other geographies and growth in EBU segment revenue. First quarter 2013 revenue was negatively impacted by $0.7 million due to the devaluation of the Japanese Yen against the U.S. dollar compared to the first quarter 2012.

PAD segment revenue was $53.8 million, down 5% compared to $56.5 million in the first quarter 2012. EBU segment revenue was $7.4 million, up 21% compared to $6.1 million in the first quarter 2012.

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2013:

Gross Margin for the first quarter 2013 increased to 54.9% from 53.5% in first quarter 2012, primarily due to a favorable sales channel mix in the PAD segment and recently implemented costs cutting and efficiency measures in the EBU.

Operating Income for the first quarter 2013 increased slightly to $0.9 million from $0.7 million in first quarter 2012, representing an operating margin of 1.4% of revenue in the first quarter 2013, compared to 1.1% in the first quarter 2012.

Net Income and Earnings Per Share in the first quarter 2013 remained at the level of the first quarter 2012 at $0.6 million and $0.02, respectively.

Net income and earnings per share for the first quarter 2013 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $1.6 million
-	Stock-based compensation of $1.0 million
-	Other non-recurring costs of $0.8 million
-	Income tax adjustment of $(0.4) million

GAAP Financial Highlights for the First Quarter Ended March 31, 2013:

Gross Margin for the first quarter 2013 was 53.0%, compared to 51.4% in first quarter 2012, primarily due to a favorable sales channel mix in the PAD segment and recently implemented costs cutting and efficiency measures in the EBU.

Operating Loss for the first quarter 2013 was $2.6 million, compared to $3.0 million in first quarter 2012.

Net Loss for the first quarter 2013 was $2.4 million, compared to $2.6 million in first quarter 2012.

Loss Per Share for the first quarter 2012 and 2013 was $(0.07).

Cash Position: As of March 31, 2013, the Company’s cash and investments portfolio was $124.2 million.

Hugo Goldman, Chief Financial Officer of Syneron, said, “During the first quarter, our cash position decreased $11.8 million. This was driven by increased product inventory to support the launch of the mē home-use hair removal system and the Pearl Brilliant White System in the U.S., our investments in the EBU segment, and the timing of certain accounts receivable and payable. We continue to have a strong balance sheet with no debt. We are committed to improving revenue growth and profitability by focusing on growth opportunities, enhancing sales and operating efficiency, including shifting resources and tightening costs.”

Management Update

Syneron announced the appointment of Amit Meridor to the position of President. Mr. Meridor will report directly to Syneron’s Chief Executive Officer, Shimon Eckhouse, and will have responsibility for a wide range of mandates in the area of operations, marketing, services and business development. Mr. Meridor currently serves as Chief Executive Officer of Tefron, Israel's leading apparel company, publicly traded on the Tel Aviv Stock Exchange. Meridor joined Tefron January of 2010 and in his 3 year tenure, he succeeded in transforming the company from a loss of $22 million in 2009 and negative $12 million EBITDA to a positive $0.6 million net profit and positive $5.8 million EBITDA. During his tenure, Mr. Meridor directed the reorganization of the sales, financial, operational, and manufacturing processes, as well as important strategic business initiatives that returned the Company to growth. Under Mr. Meridor’s leadership, Tefron sales increased by 40% to $115 million by expanding and optimizing the company’s sales force. Prior to his employment at Tefron, Mr. Meridor was Chief Executive Officer of CMT Medical, a medical device company where he successfully restructured and sold the company to a major European medical technology conglomerate. Mr. Meridor’s past experience also includes a successful past tenure at Syneron where he served as Executive Vice President of International Sales and Business Development. In his 3 years at Syneron, Mr. Meridor increased international sales from $32 million to $72 million.

Dr. Eckhouse commented, “I am very excited to have Amit return to Syneron. He not only provides a wide range of experience and management expertise in sales and marketing, operations and manufacturing, but is deeply knowledgeable of our business. I am confident that Amit, Syneron’s senior management team and I will work well together to significantly improve Syneron’s profitability and expand its leadership in the aesthetic market.”

Mr. Meridor said, “It is great to return home. Rejoining Syneron presents a significant personal and business milestone for me. I greatly appreciate the opportunity of working with Shimon and the rest of the management team. I look forward to bringing all the experience I've gathered at CMT Medical and Tefron back to Syneron and help Shimon lead Syneron through its future growth.”

Board of Directors Update

The Company announced that the Board of Directors has appointed existing Board member David Schlachet to the position of Chairman, replacing Shimon Eckhouse, who was recently appointed Chief Executive Officer of Syneron. Dr. Eckhouse will continue to serve as a member of Syneron’s Board of Directors. In addition, Dominick Arena has retired from the Board of Directors due to personal reasons, effective immediately. Syneron remains in compliance with NASDAQ rules with a majority of four independent directors out of five directors.

Unaudited Non-GAAP segment results for the three months ended March 31, 2013 and 2012 (in thousands):

	For the three-months ended
	March 31,	% of	March 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$53,811	87.9%	$56,542	90.2%	(4.8)%
EBU	7,393	12.1%	6,117	9.8%	20.9%

Total revenues	$61,204	100.0%	$62,659	100.0%	(2.3)%

Operating income (loss)

PAD	$2,873	5.3%	$4,599	8.1%	(37.5)%
EBU	(2,005)	(27.1)%	(3,905)	(63.8)%	48.7%

Total operating income	$868	1.4%	$694	1.1%	25.1%

Unaudited GAAP segment results for the three months ended March 31, 2013 and 2012 (in thousands):

	For the three-months ended
		% of	March 31,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$53,811	87.9%	$56,542	90.2%	(4.8)%
EBU	7,393	12.1%	6,117	9.8%	20.9%

Total revenues	$61,204	100.0%	$62,659	100.0%	(2.3)%

Operating income (loss)

PAD	$351	0.7%	$1,765	3.1%	(80.1)%
EBU	(2,951)	(39.9)%	(4,800)	(78.5)%	38.5%

Total operating loss	$(2,600)	(4.2)%	$(3,035)	(4.8)%	14.3%

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the three-months ended
	March 31, 2013			March 31, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating loss	$(2,951)	$351	$(2,600)	$(4,800)	$1,765	$(3,035)

Stock-based compensation	79	942	1,021	40	1,153	1,193
Amortization of intangible assets	372	1,262	1,634	336	1,495	1,831
Other non-recurring items	495	318	813	519	186	705

Non-GAAP operating income	$(2,005)	$2,873	$868	$(3,905)	$4,599	$694

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to mergers, non-cash expenses related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its first quarter 2013 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q1 2013 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 36711267.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1 – EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

2 – PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2013	2012

Revenues	$61,204	$62,659
Cost of revenues	28,788	30,462

Gross profit	32,416	32,197

Operating expenses:
Sales and marketing	20,305	19,737
General and administrative	6,664	8,802
Research and development	7,729	6,693
Other expenses	318	-

Total operating expenses	35,016	35,232

Loss from operations	(2,600)	(3,035)

Financial Income (Expenses), net	(228)	489

Loss before taxes on income (tax benefit)	(2,828)	(2,546)

Taxes on income (tax benefit)	(305)	505

Loss before non-controlling interest	(2,523)	(3,051)

Net loss attributable to non-controlling interest	80	436

Loss attributable to Syneron shareholders	$(2,443)	$(2,615)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.07)	$(0.08)
Net loss attributable to non-controlling interest	-	0.01
Net loss attributable to Syneron shareholders	$(0.07)	$(0.07)

Weighted average shares outstanding:
Basic and Diluted	35,621	35,354

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	March 31,	December 31,
	2013	2012(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$40,736	$66,359
Short-term bank deposits	19,435	20,520
Available-for-sale marketable securities	37,854	41,136
Trade receivable, net	50,977	50,023
Other accounts receivables and prepaid expenses	14,776	12,563
Inventories, net	38,791	36,862

Total current assets	202,569	227,463

Long-term assets:
Severance pay fund	645	600
Long-term deposits and others	1,827	1,879
Long-term available-for-sale marketable securities	26,152	7,966
Investments in affiliated companies	1,000	1,000
Property and equipment, net	6,750	6,148
Intangible assets, net	28,771	30,433
Goodwill	25,219	25,219
Deferred taxes	18,419	18,390

Total long-term assets	108,783	91,635

Total assets	$311,352	$319,098

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$20,342	$19,926
Deferred Revenues	12,057	11,986
Other accounts payable and accrued expenses	44,172	49,889

Total current liabilities	76,571	81,801

Long-term liabilities:
Contingent consideration liability	7,031	6,750
Deferred Revenues	4,240	3,924
Warranty Accruals	816	708
Accrued severance pay	729	691
Deferred taxes	2,892	3,095

Total long-term liabilities	15,708	15,168

Stockholders' equity:	219,073	222,129

Total liabilities and stockholders' equity	$311,352	$319,098

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the three-months ended
	March 31,	March 31,
	2013	2012
Cash flows from operating activities:
Net loss before non-controlling interest	$(2,523)	$(3,051)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	1,021	1,193
Depreciation and amortization	2,606	2,543
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(122)	(369)
Revaluation of contingent liability	281	-
Changes in operating assets and liabilities
Trade receivable, net	(1,501)	(6,580)
Inventories, net	(2,761)	(1,041)
Other accounts receivables	(2,098)	786
Deferred taxes	(233)	(527)
Accrued severance pay, net	(7)	(7)
Accounts payable	643	(1,744)
Deferred revenue	638	(236)
Accrued warranty accruals	(59)	255
Other accrued liabilities	(5,196)	(3,813)

Net cash used in operating activities	(9,311)	(12,591)

Cash flows from investing activities:
Purchases of property and equipment	(1,382)	(476)
Proceeds from the sale or maturity of available-for-sale marketable securities	16,948	29,502
Purchase of available-for-sale marketable securities	(31,834)	(8,704)
Investments in short-term bank deposits, net	1,083	(9,974)
Investments in affiliated company	-	(1,000)
Net cash paid in acquisition of subsidiaries	-	(14,860)
Other investing activities	(94)	(18)

Net cash provided by investing activities	(15,279)	(5,530)

Cash flows from financing activities:
Short term bank credit, net	-	577
Proceeds from exercise of stock options	15	416

Net cash provided by financing activities	15	993

Effect of exchange rates on cash and cash equivalents	(1,048)	(626)

Net decrease in cash and cash equivalents	(25,623)	(17,754)

Cash and cash equivalents at beginning of period	66,359	62,319

Cash and cash equivalents at end of period	$40,736	$44,565

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended
	March 31,	March 31,
	2013	2012

GAAP operating loss	$(2,600)	$(3,035)

Stock-based compensation	1,021	1,193
Amortization of intangible assets	1,634	1,831
Other non-recurring items	813	705

Non-GAAP operating income	$868	$694

GAAP net Loss attributable to Syneron shareholders	$(2,443)	$(2,615)

Stock-based compensation	1,021	1,193
Amortization of intangible assets	1,634	1,831
Other non-recurring items	813	705
Income tax adjustments	(393)	(564)

Non-GAAP net Income attributable to Syneron shareholders	$632	$550

Income (Loss) per share:

Basic
GAAP net Loss per share attributable to Syneron shareholders	$(0.07)	$(0.07)

Stock-based compensation	0.03	0.03
Amortization of intangible assets	0.05	0.05
Other non-recurring items	0.02	0.02
Income tax adjustments	(0.01)	(0.02)

Non-GAAP net Income attributable to Syneron shareholders	$0.02	$0.02

Diluted
GAAP net Loss attributable to Syneron shareholders	$(0.07)	$(0.07)

Stock-based compensation	0.03	0.03
Amortization of intangible assets	0.05	0.05
Other non-recurring items	0.02	0.02
Income tax adjustments	(0.01)	(0.02)

Non-GAAP net Income per share attributable to Syneron shareholders operations	$0.02	$0.02

Weighted average shares outstanding:

Basic	35,621	35,354

Diluted	35,991	35,946